Exhibit 99.1
EXECUTION COPY
BATTLE MOUNTAIN GOLD EXPLORATION
CORP. and BMGX (BARBADOS) CORPORATION
as Borrowers
- and –
ROYAL GOLD, INC.
as Bridge Lender

BRIDGE FINANCE FACILITY AGREEMENT

Dated for reference March 28, 2007

THIS AGREEMENT is dated for reference as of March 28, 2007
BETWEEN:
BATTLE MOUNTAIN GOLD EXPLORATION
CORP. AND BMGX (BARBADOS) CORPORATION
as Borrowers
OF THE FIRST PART
AND:
ROYAL GOLD, INC.
as Bridge Lender
OF THE SECOND PART
WHEREAS the Borrowers have requested that the Bridge Lender make available to them (on a joint and several basis) a bridge finance facility, and the Bridge Lender has agreed to do so on the terms and conditions set forth herein;
WHEREAS in anticipation of this Agreement, Battle Mountain issued to the Bridge Lender that certain Promissory Note, dated March 23, 2007, in the principal amount of US$13,914,552.39 (the “Preliminary Note”);
WHEREAS in consideration of the Preliminary Note, the Bridge Lender (on behalf of Battle Mountain) (i) placed US$9,450,000 into an escrow account pursuant to that certain Escrow Agreement (the “Preliminary Escrow Agreement”), dated March 23, 2007, among Battle Mountain, Davis & Company LLP as escrow agent, Liebano Saenz Ortiz, and the Bridge Lender (the “Dolores Closing Escrow Funding”) and (ii) made a payment of US$4,464,552.39 to Macquarie Bank Limited to repay all of Battle Mountain’s obligations under the MBL Bridge Facility (the “MBL Bridge Facility Repayment”);
WHEREAS the Preliminary Escrow Agreement is intended to facilitate the closing of Battle Mountain’s acquisition of the Dolores Royalty, and the execution of this Agreement is one condition precedent to the escrow agent’s release of US$9,450,000 to Mr. Saenz Ortiz in order for the closing of Battle Mountain’s acquisition of the Dolores Royalty;
WHEREAS it is the intent of the parties that, immediately upon the execution of this Agreement, the MBL Bridge Facility Repayment and the Dolores Closing Escrow

Funding collectively be considered the Initial Advance under this Agreement and that the terms of this Agreement and the Credit Facility Documents hereunder, including the Note, shall supersede the Preliminary Note; provided, however, that the terms of Preliminary Escrow Agreement shall also continue to govern, but only to the extent Battle Mountain’s acquisition of the Dolores Royalty does not close simultaneously with the execution of this Agreement;
NOW THEREFORE in consideration of the mutual covenants and agreements herein set forth and other good and valuable consideration, the receipt and sufficiency whereof is hereby acknowledged, the parties agree as follows:
ARTICLE 1
INTERPRETATION
1.1 Defined Terms. As used in this agreement, including the recital and the schedules, unless there is something in the subject matter or the context inconsistent therewith, the following terms shall have the following meanings:
(1)	“Advance” means the advances of money by the Bridge Lender to a Borrower under this Credit Facility (including the Initial Advance).

(2)	“Advance Notice” means a notice, substantially in the form of Schedule 1 annexed hereto, requesting that an Advance be made under section 2.1(3) below.

(3)	“affiliate” means, with respect to any person, any other person which directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such first person or any of its subsidiaries. As used in this definition, the term “control” means (a) the power to vote ten percent (10%) or more of the securities or other equity interests of a person having ordinary voting power, or (b) the possession, directly or indirectly, of any other power to direct or cause the direction of the management and policies of a person, whether through ownership of voting securities, by contract or otherwise.

(4)	“Authorized Representative” means, with respect to a Borrower, a person authorized to provide notices, instructions and directions hereunder on behalf of such Borrower as set forth in the certificate with respect to such Borrower delivered under section 3.1(a)(5), as such certificate may be updated from time to time by such Borrower.

(5)	“BMGX” means BMGX (Barbados) Corporation, a corporation organized under the laws of Barbados.

(6)	“Battle Mountain” means Battle Mountain Gold Exploration Corp., a Nevada corporation.

(7)	“Borrowers” means, collectively, Battle Mountain and BMGX.

(8)	“Bridge Lender” means Royal Gold.

(9)	“Business Day” means a day (other than Saturday or Sunday) on which banks are open for business in:
(a)	Denver, Colorado and

(b)	New York, New York.
(10)	“Change of Control” means an event or series of events (other than any transactions contemplated by the Merger) by which either: (a) with respect to Battle Mountain, any person or group of persons (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended), shall obtain ownership or control in one or more series of transactions of more than twenty-five percent (25%) of the common stock of Battle Mountain or (b) with respect to BMGX, Battle Mountain shall cease to own at least 100% of the common stock of BMGX.

(11)	“Closing Date” means the date following satisfaction of the conditions set forth in section 3.1(a), as clarified pursuant to section 3.3.

(12)	“Closing Security Agreements” means the security agreements, each dated as of the date hereof, and each executed by Battle Mountain and BMGX respectively, in favor of the Bridge Lender.

(13)	“Collateral” has the meaning set forth in section 5.1 hereof.

(14)	“Confidentiality Agreement” means the Nondisclosure Agreement regarding confidentiality by and between Battle Mountain and Royal Gold dated as of February 21, 2007, as amended by the Letter Agreement dated as of February 24, 2007 (as amended).

(15)	“Contemplated Acquisitions” means the acquisition by Battle Mountain of the following: (i) the Dolores Royalty for cash consideration of not more than US$ 9,450,000, (ii) the Interest A Royalty for cash consideration of not more than US$ 5,000,000 and (iii) the Interest B Royalty for cash consideration of not more than US$ 3,500,000.

(16)	“Control Agreement” has the meaning set forth in section 5.2.

(17)	“Credit Facility” means the bridge finance facility to be made available to the Borrowers by the Bridge Lender on the terms and conditions of the Credit Facility Documents. The Credit Facility is denominated in US Dollars.

(18)	“Credit Facility Documents” means this Credit Facility, the Note, the Security, the Intercreditor Agreements, the Security Agreements, the Closing Security Agreements, the Control Agreement and any and all other documents necessary to implement the financing comprised in the Credit Facility (including, for greater certainty, any document expressed, or agreed by the parties, to be a Credit Facility Document) and the transactions contemplated herein.

(19)	“Debt Issuance” shall mean the issuance of any Financial Indebtedness for borrowed money by either of the Borrowers or any of their subsidiaries, excluding any Financial Indebtedness of the Borrower and its subsidiaries permitted to be incurred pursuant to section 6.2(2).

(20)	“Default” means an event which, with the giving of notice or passage of time, or both, would constitute an Event of Default.

(21)	“Definitive Merger Documentation” means the Merger Agreement and any other agreements necessary to document the Merger.

(22)	“Distribution” by any person means:
(a)	any payment, dividend, return or reduction of capital or other distribution on or in respect of securities (other than any payment when due of the principal of and interest on debt securities) issued by such person;

(b)	any purchase, redemption, retraction or other acquisition by such person of any of its issued securities;

(c)	any consulting, licensing, management or administration fee or charge or any similar fee or charge paid or payable to any affiliate of such person (other than any such payment made in the ordinary course of business in respect of goods or services provided on terms and conditions no less favourable to the payor than would apply in a similar transaction entered into with an arm’s-length party);

(d)	any payment by such person on account of any principal of any loans or advances owed by it to any of its directors, officers or shareholders or any of its or their respective affiliates; or

(e)	any loan to, or guarantee of the indebtedness of, or other financial assistance provided to, any of the directors, officers or shareholders of such person or any of its or their respective affiliates, or any other person not dealing at arm’s-length with such person or any of such directors, officers, shareholders or affiliates.
(23)	“Dolores Closing Escrow Funding” has the meaning set forth in the Recitals.

(24)	“Dolores Royalty” means all right, title and interest in and to the 2.00% net smelter return royalty in respect of all gold, silver and metal production from certain mining concessions located in the Madera Mining District of the State of Chihuahua, Mexico, granted to Senor Liebano Saenz Ortiz by Minera Dolores S.A. de C.V. pursuant to the Purchase Agreement (and attachments thereto) dated October 13, 2006.

(25)	“Environmental Laws” means all applicable Laws, Permits and guidelines or requirements of any Official Body (whether or not having the force of Law, and including consent decrees to which any Borrower is a party or otherwise subject, and administrative orders which may affect any such member) relating to public health and safety, protection of the environment, the release of hazardous materials and occupational health and safety; provided that, where such guideline or requirement does not have the force of law, it shall comprise an Environmental Law only to the extent that a prudent owner of an asset or operator of a business similar to that owned or operated by the relevant person would consider it necessary or advisable to comply with same.

(26)	“Equity Issuance” means any issuance by either of the Borrowers or any of their subsidiaries to any person that is not a Borrower or subsidiary of a Borrower of (a) shares of its capital stock (excluding the Private Placement), (b) any shares of its capital stock pursuant to the exercise of options or warrants (excluding the Existing Warrants or Options) or (c) any shares of its capital stock pursuant to the conversion of any debt securities to equity.

(27)	“Estimated Merger Expenses” means the sum of (i) US$200,000, (ii) any amounts owed by Battle Mountain to Bridge Lender under the Merger Agreement in the event of termination of such agreement in accordance with the terms thereof, including any eligible accrued but unpaid expenses of Bridge Lender, (iii) any breakage fees owed to Bridge Lender and (iv) any estimated eligible expenses of Macquarie Bank Limited with respect to the Merger or this Credit Facility, which have not yet been invoiced.

(28)	“Event of Default” means any of the events specified in section 8.1 of this Credit Facility.

(29)	“Existing Warrants and Options” means the previously issued and outstanding options and warrants that are convertible into 3,200,000 and 15,981,449 shares, respectively, of the common shares of Battle Mountain.

(30)	“Final Maturity Date” means March 28, 2008.

(31)	“Financial Indebtedness” of a person means, at any time, indebtedness for borrowed monies of such person, including but not limited to:
(a)	obligations of such person under financial leases and purchase money mortgages;

(b)	all indebtedness of such person for the deferred (in excess of 90 days) purchase price of property or services;

(c)	trade indebtedness in excess of 60 days;

(d)	obligations of such person to deliver goods or provide services that have been paid for in advance by a financier, or that relate to a financing transaction;

(e)	the amount for which any shares in the capital of any such person that is a corporation may be redeemed if the holders of such shares are entitled at such time to require such person to redeem such shares, or if such person is otherwise obligated at such time to redeem such shares, in each case whether on notice or otherwise;

(f)	obligations of such person under any Hedging Arrangement for any purpose;

(g)	the amount of any continuing investment or collateralization in connection with a factoring or securitization of receivables or any other asset (regardless of the form of such continuing investment or collateralization, factoring or securitization, and including any capital contribution, but not including the proceeds received for any asset that is the subject of such factoring or securitization) or other form of credit enhancement or recourse made or required to be made in connection with such factoring or securitization and regardless of the form of such recourse arising under such factoring or securitization; and

(h)	the maximum amount which may be outstanding at any time of all amounts of the kinds referred to in subsection 1.1(29) (a) through (g), inclusive, which is directly or indirectly guaranteed by such person or which such person has agreed (contingently or otherwise) to purchase or otherwise acquire, or in respect of which such person has otherwise assured a creditor against loss by means of an indemnity, security or bond (whether or not such person has assumed or become liable for the payment of such amounts).
(32)	“Financial Quarter” means, with respect to any Borrower, any period of three consecutive calendar months ending on March 31, June 30, September 30 or December 31.

(33)	“Financial Year” means, in respect of any Borrower, any period of 12 consecutive calendar months ending on December 31.

(34)	“GAAP” means, in relation to any person at any time, those generally accepted accounting principles and practices which are recognized as such by the American Institute of Certified Public Accountants acting through its Accounting Principles Board or by the Financial Accounting Standards Board or through other appropriate boards or committees thereof in effect at such time.

(35)	“Gold Facility Agreement” means the Gold Facility Agreement, dated April 26, 2006, among 1212500 Alberta Ltd. as Facility User, Battle Mountain as Guarantor and Macquarie Bank Limited as Facility Provider.

(36)	“Gold Facility Prepayments” means the Initial Gold Facility Prepayments and the Secondary Gold Facility Prepayments.

(37)	“Hedging Arrangement” means any agreement, option or arrangements designed to protect a person against fluctuations in:
(a)	interest rates;

(b)	currency exchange rates; or

(c)	precious metals or commodity prices;
and for greater certainty shall include any transaction referred to in clause (a) or (b) of the definition of “Specified Transaction” contained in Section 14 of the 2002 ISDA Master Agreement published by International Swaps and Derivatives Association, Inc.

(38)	“Hedging Obligations” means all obligations, liabilities and indebtedness of Battle Mountain to Macquarie Bank Limited of whatsoever nature under any Hedging Arrangement.

(39)	“IAMGold” means IAMGOLD Corporation.

(40)	“IAMGold Intercreditor Agreement” means the subordination and intercreditor agreement, dated as of the date hereof, among Bridge Lender, each of the Borrowers and IAMGold.

(41)	“IAMGold Subordinated Debenture” means a debenture granted by 1212500 Alberta Ltd. to IAMGold (and guaranteed by Battle Mountain) in the amount of US$2 million with a term to maturity (bullet) of two years and interest at an annual rate of 6%, payable semi-annually in cash or shares of Battle Mountain.

(42)	“Increased Costs” means any amounts payable by the Borrowers to the Bridge Lender under any of sections 2.2(2)(a), 2.7, 2.8, 6.1(11), 7.2 to 7.4, inclusive, and 9.5.

(43)	“Initial Advance” means the first Advance made under this Credit Facility in an amount of US$13,914,552.39 which supercedes and replaces the amount outstanding under the Preliminary Note.

(44)	“Initial Gold Facility Prepayment” means the prepayment of the May 2007, August 2007 and November 2007 gold deliveries due under the Gold Facility Agreement in an amount equal to the dollar equivalent on the date of such prepayment to 907 ounces of gold for each quarterly period of prepayment.

(45)	“Intercreditor Agreements” means the Macquarie Intercreditor Agreement and the IAMGold Intercreditor Agreement.

(46)	“Interest A Royalty” has the meaning set forth in Section 1 of Schedule A to the Confidentiality Agreement.

(47)	“Interest B Royalty” has the meaning set forth in Section 4 of Schedule A to the Confidentiality Agreement.

(48)	“Law” means any law (including common law and the laws of equity), constitution, statute, treaty, regulation, rule, ordinance, order, injunction, writ, decree or award of any Official Body.

(49)	“LIBOR” means the rate of interest per annum determined on the basis of the rate for deposits in US Dollars in minimum amounts of at least

$500,000 for a period equal to 3 months which appears in the Money and Investing section of the Wall Street Journal on the date an Advance Notice is delivered (rounded upward, if necessary, to the nearest 1/100th of 1%). If, for any reason, such rate does not appear in the Wall Street Journal, then “LIBOR” shall be determined by the Bridge Lender to be the arithmetic average of the rate per annum at which deposits in US Dollars in minimum amounts of at least $500,000 would be offered by first class banks in the London interbank market to the Bridge Lender at approximately 11:00 a.m. (London time) two (2) Business Days prior to the Closing Date for a period equal to 3 months. Each calculation by the Bridge Lender of LIBOR shall be conclusive and binding for all purposes, absent manifest error.

(50)	“Lien” means any mortgage, pledge, lien, hypothecation, security interest or other encumbrance or charge (whether fixed, floating or otherwise) or title retention, any right of set-off (arising otherwise than by operation of Law) and any deposit of moneys under any agreement or arrangement whereby such moneys may be withdrawn only upon fulfilment of any condition as to the discharge of any other indebtedness or other obligation to any creditor, or any right of or arrangement of any kind with any creditor to have its claims satisfied prior to other creditors with or from the proceeds of any properties, assets or revenues of any kind now owned or later acquired.

(51)	“Loans” means the total Principal Outstanding, plus any accrued but unpaid interest thereon.

(52)	“Macquarie Intercreditor Agreement” means the subordination agreement, dated as of March 23, 2007, among Macquarie Bank Limited, each of the Borrowers, Battle Mountain Gold (Canada) Inc. and the Bridge Lender.

(53)	“MAE” means:

any change in the business, assets, liabilities, ownership, board membership, operations or condition, financial or otherwise, of any Borrower which in the Bridge Lender’s opinion results in:
(i)	any material impairment or reduction in the ability (financial or otherwise) of any Borrower to fulfil any covenant or obligation to the Bridge Lender; or

(ii)	any material impairment of the remedies of the Bridge Lender with respect to the Security.

(54)	“MBL Bridge Facility” means the Bridge Finance Facility Agreement, dated April, 2006 among Battle Mountain and 1212500 Alberta Ltd. as Borrowers, and Macquarie Bank Limited as Bridge Lender.

(55)	“MBL Bridge Facility Repayment” has the meaning set forth in the Recitals.

(56)	“MBL Consent Letter” means the letter dated March 23, 2007 from Macquarie Bank Ltd. to Battle Mountain under which consent is given to, inter alia, enter into the Credit Facility Documents.

(57)	“Material Agreements” means, collectively, the following;
(a)	the Gold Facility Agreement;

(b)	the IAMGold Subordinated Debenture; and

(c)	the Royalty Agreements.
(58)	“Merger” means the transaction in which the Bridge Lender acquires the business and operations of Battle Mountain by merger of an acquiror subsidiary in and to Battle Mountain.

(59)	“Merger Agreement” means Agreement and Plan of Merger, by and among Battle Mountain, Royal Gold and Royal Battle Mountain, Inc.

(60)	“Net Cash Proceeds” means, as applicable, (a) with respect to any asset sale permitted under the terms of this Credit Facility, the gross cash proceeds received by either of the Borrowers from such sale less the sum of (i) all income taxes and other taxes assessed by an Official Body as a result of such sale and any other fees and expenses incurred in connection therewith and (ii) the principal amount of, premium, if any, and interest on any Financial Indebtedness secured by a Lien on the asset (or a portion thereof) sold, which Financial Indebtedness is required to be repaid in connection with such sale and (b) with respect to any Equity Issuance or Debt Issuance, the gross cash proceeds received by either of the Borrowers therefrom less all legal, underwriting and other fees and expenses incurred in connection therewith.

(61)	“Note” means the promissory note, dated as of the date hereof by the Borrowers to the Bridge Lender, in an amount up to US$20,000,000.

(62)	“Obligations” means at any time the amount equal to the sum of:
(a)	the Principal Outstanding under the Credit Facility;

(b)	all accrued and unpaid interest from March 23, 2007 until the Closing Date on the principal outstanding under the Preliminary Note;

(c)	all accrued and unpaid interest on the Principal Outstanding and all interest on such accrued and unpaid interest; and

(d)	all accrued and unpaid fees, expenses, costs, indemnities, Increased Costs and other amounts payable to the Bridge Lender under the Credit Facility.
(63)	“Official Body” means any government (including any federal, provincial, state, territorial, municipal or local government) or political subdivision or any agency, authority, bureau, regulatory or administrative authority, central bank, monetary authority, commission, department or instrumentality thereof or any court, tribunal, judicial entity, or arbitrator, whether foreign or domestic.

(64)	“Operator” means the person responsible for the operation of a Royalty Asset as more particularly described in Schedule 2 annexed hereto.

(65)	“Permit” means any permit, licence, approval, consent, order, right, certificate, judgment, writ, injunction, award, determination, direction, decree, authorization, franchise, privilege, grant, waiver, exemption and other similar concession or by-law, rule or regulation (whether or not having the force of Law) of, by or from any Official Body; provided that, where such permit, licence, approval, consent, order, right, certificate, judgment, writ, injunction, award, determination, direction, decree, authorization, franchise, privilege, grant, waiver, exemption and other similar concession or by-law, rule or regulation does not have the force of law, it shall comprise a Permit only to the extent that a prudent owner of an asset or operator of a business similar to that owned or operated by the relevant person would consider it necessary or advisable to comply with same.

(66)	“Permitted Debt” means, in respect of any Borrower at any time, any of the following Financial Indebtedness:
(a)	any inter-company indebtedness, in an amount up to $1,000,000 in the aggregate, from time to time between either of the Borrowers and any subsidiary of Battle Mountain, which has been subordinated to the Credit Facility on terms and conditions satisfactory to the Bridge Lender;

(b)	the MBL Bridge Facility and the Gold Facility Agreement;

(c)	the Hedging Obligations outstanding as of the Closing Date;

(d)	the IAMGold Subordinated Debenture;

(e)	any amounts due and payable by Battle Mountain pursuant to the terms of the Merger Agreement; and

(f)	any other Financial Indebtedness previously approved in writing by the Bridge Lender.
(67)	“Permitted Encumbrances” means, in respect of any Borrower at any time, any of the following:
(a)	any Lien for Taxes, assessments or government charges or levies not at the time due and delinquent or the validity of which is being contested at the time by such person in good faith by proper legal proceedings, and which contested Lien in the reasonable opinion of the Bridge Lender does not, and could not reasonably be expected to, constitute an MAE;

(b)	the Lien of any judgment rendered or claim filed against such person which such person shall be contesting in good faith by proper legal proceedings, and which Lien in the reasonable opinion of the Bridge Lender does not, and could not reasonably be expected to, constitute an MAE;

(c)	the Liens of the Security, as Collateral for the Obligations and the Credit Facility;

(d)	the Lien of the IAMGold Subordinated Debenture;

(e)	the Liens of the Gold Facility Agreement and the MBL Bridge Facility; and

(f)	the Liens related to any Financial Indebtedness permitted pursuant to paragraphs (c) and (e) of the definition of “Permitted Debt”.
(68)	“person” includes an individual, partnership, body corporate, corporation (including a business trust), joint stock company, trust, unincorporated association, joint venture and other entity and any Official Body.

(69)	“Preliminary Escrow Agreement” has the meaning set forth in the Recital.

(70)	“Preliminary Note” has the meaning set forth in the Recital.

(71)	“Principal Outstanding” means, at any time, the aggregate principal amount then outstanding under the Credit Facility, which such amount shall not include any principal which has been converted to equity in accordance with section 2.3 hereof.

(72)	“RG Priority Property” has the meaning set forth in section 5.1 hereof.

(73)	“Private Placement” means the reservation for issuance of 2,888,889 shares of Battle Mountain common stock in a private placement in which proceeds of approximately US$1,300,000 will be raised upon the issuance of such shares.

(74)	“Royal Gold” means Royal Gold, Inc.

(75)	“Royalties” means all royalty interests, rights to production payments, and other rights of any kind or nature, whether present or future, to receive payments based on the removal and sale of minerals or mineral products from real property as listed in Schedule 2 annexed hereto.

(76)	“Royalty Agreement” means an agreement creating, assigning or transferring a Royalty as more particularly described in Schedule 2 annexed hereto, together with any other agreements or documents relating to any such agreement.

(77)	“Royalty Asset” means a project, mineral title or interest therein, or other asset or property, in which either Borrower has acquired or shall in the future acquire, a Royalty or similar interest.

(78)	“Royalty Proceeds Account” means the account to be opened at HSBC, National Association in the name of Battle Mountain where royalty payments received from the Dolores Royalty, the Interest A Royalty and the Interest B Royalty will be deposited.

(79)	“Secondary Gold Facility Prepayment” means the prepayment of the February 2008 and May 2008 gold deliveries under the Gold Facility Agreement in an amount equal to the dollar equivalent on the date of such prepayment to 907 ounces of gold for each quarterly period of prepayment.

(80)	“Security” means all items of security given to the Bridge Lender at any time and from time to time to secure the Credit Facility, including the Collateral as described in Article 5.

(81)	“Security Agreement” has the meaning set forth in section 5.2.

(82)	“subsidiary” means as to any person, any corporation, partnership, limited liability company or other entity of which more than fifty percent (50%) of the outstanding equity having ordinary voting power to elect a majority of the board of directors or other managers of such corporation, partnership, limited liability company or other entity is at the time owned by or the management is otherwise controlled by such person (irrespective of whether, at the time, equity of any other class or classes of such corporation, partnership, limited liability company or other entity shall have or might have voting power by reason of the happening of any contingency).

(83)	“Taxes” means, subject to the following proviso, all taxes, levies, imposts, stamp taxes, duties, fees, deductions, withholdings, charges, compulsory loans or restrictions or conditions resulting in a charge which are imposed, levied, collected, withheld or assessed by any country or political subdivision or taxing authority thereof as of the date hereof or at any time in the future together with interest thereon and penalties with respect thereto, if any, and any payments of principal, interest, charges, fees or other amounts made on or in respect thereof (but excluding any taxes, franchise taxes, levies, imposts or charge imposed, levied or assessed in respect of or applied on the overall net income of the Bridge Lender, net earnings of the Bridge Lender, net profits of the Bridge Lender or capital or place of business of the Bridge Lender or on goods and services purchased by the Bridge Lender and any penalties and payments of principal, interest, charges, fees or other amounts made on or in respect thereof), and “Tax” and “Taxation” shall be construed accordingly.

(84)	“this agreement”, “herein”, “hereof”, “hereto” and “hereunder” and similar expressions mean and refer to this agreement as supplemented or amended and not to any particular Article, section, paragraph, schedule or other portion hereof; and the expressions “Article”, “section”, “paragraph” and “schedule” followed by a number or letter mean and refer to the specified Article, section, paragraph or schedule of this agreement.

(85)	“US Dollars”, “United States Dollars” and “US$” each mean lawful money of the United States of America in same day immediately available funds or, if such funds are not available, the form of money of the United States of America that is customarily used in the settlement of international banking transactions on the day payment is due hereunder.

(86)	“Underlying Property” means any real estate property that constitutes a Royalty Asset.

1.2	Computation of Time Periods.
(1)	Inclusion Rules. In this agreement, in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”.

(2)	Ibid. Where in this agreement a notice must be given a number of days prior to a specified action, the day on which such notice is given shall be included and the day of the specified action shall be excluded.
1.3 Accounting Terms. All accounting terms not specifically defined herein shall be construed, and resulting calculations and determinations made, in accordance with GAAP.
1.4 Gender; Singular, Plural, etc. As used herein, each gender shall include all genders, and the singular shall include the plural and the plural the singular, as the context shall require.
1.5 Use of Certain Words. The words “including” and “includes”, when either follows any general term or statement, is not to be construed as limiting the general term or statement to the specific terms or matters set forth immediately following such word or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement.
1.6 Successors, etc. In this agreement:
(a)	reference to any body corporate shall include successors thereto, whether by way of amalgamation or otherwise; provided that certain transfers and assignments by the Borrowers and corporate and other reorganizations shall nonetheless be undertaken only in accordance with any restrictions imposed by the terms hereof;

(b)	references to any statute, enactment or legislation or to any section or provision thereof include a reference to any order, ordinance, regulation, rule or by-law or proclamation made under or pursuant to that statute, enactment or legislation and all amendments, modifications, consolidations, re-enactments or replacements thereof or substitutions therefor from time to time; and

(c)	reference to any agreement, instrument, Permit or other document shall include reference to such agreement, instrument, Permit or other document as the same may from time to time be amended, supplemented, replaced or restated.

1.7 Interpretation not Affected by Headings, etc. The division of this agreement into Articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.
1.8 General Provisions as to Certificates and Opinions, etc. Whenever the delivery of a certificate is a condition precedent to the taking of any action by the Bridge Lender hereunder, the truth and accuracy of the facts and the diligent and good faith determination of the opinions stated in such certificate shall in each case be conditions precedent to the right of a Borrower to have such action taken, and any certificate executed by a Borrower shall be deemed to represent and warrant that the facts stated in such certificate are true and accurate.
ARTICLE 2
THE CREDIT FACILITY
2.1 Credit Facility.
(1)	Credit Facility. Subject to the terms and conditions of this agreement, the Bridge Lender will make the Credit Facility available to the Borrowers on a joint and several basis. The total amount of the Credit Facility may be up to US$20 million; provided that the amount available for Advances under this Credit Facility shall be reduced to US$15,000,000 in the aggregate in the event that the Interest A Royalty has not been acquired by the Borrowers on or before April 14, 2007.

(2)	Purposes. The Borrowers have or shall apply the proceeds of the Initial Advance under this Credit Facility to repay in full all amounts (including fees and expenses) outstanding under the MBL Bridge Facility and any remaining proceeds from the Initial Advance will be used to acquire the Dolores Royalty. Following such repayment under the MBL Bridge Facility and the acquisition of the Dolores Royalty, Advances under this Credit Facility will be used to finance the remaining Contemplated Acquisitions (subject to the proviso in section 2.1(1) above) and make Gold Facility Prepayments; provided, however, that Advances under the Credit Facility made for the purpose of making Gold Facility Prepayments shall not exceed an aggregate amount of US$600,000. For the avoidance of doubt, the amounts applied from Advances under this Credit Facility for the payment of Gold Facility Prepayments are separate and distinct from amounts set aside to make Gold Facility Prepayments as described in section 6.1(16) hereof.

(3)	Advance.

(a)	The Borrowers may request up to five (5) Advances under the Credit Facility by giving an Advance Notice to the Bridge Lender in accordance with this section 2.1.

(b)	The Advance Notice shall:
(i)	be signed by an Authorized Representative of each Borrower;

(ii)	specify the date for the Advance, which shall be a Business Day;

(iii)	notwithstanding anything to the contrary in section 9.3 hereof, be given to the Bridge Lender not later than 10:00 a.m. (Denver time) on a Business Day that is two Business Days before the date for the proposed Advance (and, if given later than 10:00 a.m. (Denver time) on any Business Day, shall be deemed to have been given on the next Business Day);

(iv)	specify the amount of the Advance; and

(v)	certify that the use of proceeds from such Advance is in compliance with the term of this Credit Facility.
(c)	An Advance Notice is effective when given to the Bridge Lender as contemplated by this section 2.1 and, once effective, is irrevocable.
(4)	Non-Revolving Nature. The Credit Facility shall not revolve, and amounts repaid or prepaid thereunder may not be the subject of any further availment.

(5)	Joint and Several Liability. The Borrowers shall be jointly and severally liable for all Obligations and all Advances under this Credit Facility.
2.2 Repayment.
(1)	Maturity. The Obligations shall be repaid in full by the Borrowers on the Final Maturity Date.

(2)	Optional Prepayment. Notwithstanding section 2.2(1), and subject to the following provisos, the Borrowers may prepay, in whole or in part, the Principal Outstanding under the Credit Facility at any time and from time to time, without penalty or bonus, upon the Borrowers giving to the

Bridge Lender two Business Days’ prior irrevocable notice of such intention and provided that:
(a)	the Bridge Lender shall be entitled to reimbursement of the full amount of any reasonable costs incurred by it in unwinding a fixed rate of finance in respect to the Credit Facility or any part thereof; and

(b)	on or before any such prepayment is made, the Bridge Lender has received payment of all interest accrued thereon and any Increased Costs with respect thereto.
(3)	Mandatory Prepayment. Notwithstanding section 2.1(1) and subject to the provisions of the Intercreditor Agreements:
(a)	Debt Issuances. The Borrowers shall prepay the Loans in the manner set forth in clause (g) below in amounts equal to one hundred percent (100%) of the aggregate Net Cash Proceeds from any Debt Issuance. Such prepayment shall be made within three (3) Business Days after the date of receipt of Net Cash Proceeds of any such transaction.

(b)	Equity Issuances. The Borrowers shall prepay the Loans in the manner set forth in clause (g) below in amounts equal to one hundred percent (100%) of the aggregate Net Cash Proceeds from any Equity Issuance. Such prepayment shall be made within three (3) Business Days after the date of receipt of Net Cash Proceeds of any such transaction.

(c)	Asset Dispositions. The Borrowers shall prepay the Loans in the manner set forth in clause (g) below in amounts equal to one hundred percent (100%) of the aggregate Net Cash Proceeds from any sale or disposition or all or a portion of its assets. Such prepayment shall be made within three (3) Business Days after the date of receipt of Net Cash Proceeds of any such transaction.

(d)	Royalty Proceeds Account. The Borrowers shall prepay the Loans in the manner set forth in clause (g) below in amounts equal to one hundred percent (100%) of any amounts in the Royalty Proceeds Account. Such prepayment shall be made within one (1) Business Day after the date of receipt of such cash in the Royalty Proceeds Account.

(e)	Proceeds of Private Placement. In the event that Battle Mountain and the Bridge Lender terminate their discussions regarding the

Merger pursuant to the terms of the Merger Agreement, then the Borrowers shall prepay the Loans in the manner set forth in clause (g) below in amounts equal to one hundred percent (100%) of any amounts that represent proceeds of the Private Placement at the time of such termination, such amount to be reduced by the amount necessary to make the relevant Gold Facility Prepayments in the amount of up to US$600,000 as applicable, the Estimated Merger Expenses and the expenses of Battle Mountain associated with this Credit Facility. Such prepayment shall be made within three (3) Business Days after Bridge Lender has sent a notice to Battle Mountain of such termination of discussions.

(f)	Excess Advances. In the event that the Interest A Royalty has not been acquired by April 14, 2007 and the Principal Outstanding as of April 14, 2007 is in excess of US$15,000,000, then the Borrowers agree to repay within (2) Business Days upon notice from the Bridge Lender, in the manner set forth in clause (g) below by payment to the Bridge Lender, an amount equal to such excess.

(g)	Manner and Extent of Repayment. Each prepayment of the Loans required under clauses (a) through and including (f) above, shall be applied as follows: first, to pay any accrued but unpaid interest on the Principal Outstanding and second, to repay the Principal Outstanding. Amounts prepaid pursuant to this section 2.2(3) shall not require Borrowers to pay any costs incurred by the Bridge Lender in unwinding a fixed rate of finance in respect to the Credit Facility. Notwithstanding anything to the contrary under clauses (a) through and including (f) above, the Borrowers shall at no time make prepayments in the above mentioned amounts which exceed the Obligations.
2.3 Conversion Option
At any time during the term of this Credit Facility, up to and including the earlier of (i) 5 Business Days prior to the Final Maturity Date and (ii) 45 days following the date which Battle Mountain and the Bridge Lender terminate their discussions of the Merger pursuant to the terms of the Merger Agreement, the Bridge Lender shall have the right to convert all or any portion of the Obligations into shares of Battle Mountain common stock at a conversion price equal to $.60 per share.
2.4 Business Day.
Subject to the next following sentence, whenever any delivery or payment hereunder is due on a day other than a Business Day, such delivery or payment shall be made on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of interest, fees or similar amounts. If any such extension would cause any delivery or payment to be made in the next following calendar month, such delivery or payment shall be made on the last preceding Business Day.
2.5 Manner of payment.
The Borrowers shall make each payment of money due to the Bridge Lender under this agreement in U.S. Dollars to the Bridge Lender under this agreement in immediately available funds at or before 11:00 a.m. (Denver time) on the due date for that payment by electronic funds transfer or other satisfactory method of payment to the Bridge Lender’s US Dollar bank account at:

Bank ABA routing # 121 000248
Swift # WFBIUS6S
Wells Fargo Bank, N.A.
San Francisco, CA

For:	Royal Gold Acct # 2500 194457
Bank:	Wells Fargo Bank West, N.A., Denver
1740 Broadway
Denver, CO 80274
or as the Bridge Lender may otherwise direct by notice given not later than 3 Business Days before the payment is made.
2.6 Computations.
Each determination by the Bridge Lender of an amount of interest or fees payable by the Borrowers hereunder shall be conclusive and binding for all purposes, absent manifest error.
2.7 Interest on Advance.
(1)	General. Interest on any Advance shall accrue at a rate of LIBOR plus three (3%) per cent per annum, calculated daily on the Principal Outstanding and payable in US Dollars when the Advance becomes due and payable in full.

(2)	Basis. All computations of interest shall be made by the Bridge Lender on the basis of a year of 360 days and the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable.

2.8 Interest on Overdue Amounts.
Except as otherwise provided in this agreement, each payment owed by the Borrowers to the Bridge Lender which is not paid when due (whether at stated maturity, on demand, by acceleration or otherwise) shall bear interest (both before and after judgment), from the date on which such payment is due until such payment is made in full, payable on demand, at a rate of two (2%) per cent per annum in excess of the applicable interest rate calculated pursuant to section 2.7(1) above.
ARTICLE 3
CLOSING CONDITIONS
3.1 Conditions to Execution.
(a)	Conditions to Execution of the Credit Facility Documents. The Bridge Lender shall not be required to execute this Credit Facility unless the conditions precedent set forth in this section 3.1(a) have been satisfied, fulfilled, waived or otherwise met to the satisfaction of the Bridge Lender in a manner and in form and substance satisfactory to the Bridge Lender in its sole discretion.
(1)	Documents. The Credit Facility Documents shall have been executed and delivered to the Bridge Lender by all other parties thereto.

(2)	Consents. The Bridge Lender shall have received all necessary consents from Macquarie Bank Limited, IAMGOLD and any other third parties or Official Bodies as may be required, necessary or appropriate for the Borrowers to enter into this Credit Facility and to grant a Lien to Bridge Lender in the Collateral.

(3)	Organizational Documents. The Bridge Lender shall have received copies of the organizational documents of each of the Borrowers certified by the appropriate government officials of its respective jurisdiction of formation and an Officer or a Director of the respective Borrower.

(4)	Resolutions. The Bridge Lender shall have received certified copies of resolutions of the respective boards of directors of each of the Borrowers, authorizing the execution, delivery and performance of the Credit Facility Documents to which it is a party.

(5)	Incumbency. The Bridge Lender shall have received a certificate of an officer of each of the Borrowers, certifying the names and the true signatures of the officers authorized to sign the Credit Facility Documents to which it is a party, accompanied by a list of Authorized Representatives of the Borrowers for Credit Facility purposes.

(6)	Good Standing. The Bridge Lender shall have received a certificate of good standing or like certificate in respect of each of the Borrowers, issued by appropriate government officials of its respective jurisdiction of formation and each other jurisdiction where failure to register or qualify as a foreign or extra-provincial corporation in the opinion of the Bridge Lender constitutes, or could reasonably be expected to constitute, an MAE.

(7)	Other. The Bridge Lender shall have received such additional information, certificates, authorizations and documents as the Bridge Lender shall require as well as satisfactory results of final due diligence inquiries as the Bridge Lender may in its absolute discretion require to be conducted by the Bridge Lender or its counsel.
(b)	Conditions to the Initial Advance under the Credit Facility. Subject as herein provided, the Borrowers shall not be entitled to request the Initial Advance under the Credit Facility from the Bridge Lender unless the conditions precedent set forth in this section 3.1(b) have been satisfied, fulfilled, waived or otherwise met to the satisfaction of the Bridge Lender in a manner and in form and substance satisfactory to the Bridge Lender in its sole discretion.
(1)	Documents. The Definitive Merger Documentation shall have been executed and delivered to the Bridge Lender.

(2)	Representations and Warranties. All of the representations and warranties contained herein or in any other Credit Facility Document shall be true and correct in all material respects on and as of the date of advance as though made on and as of such date and the Bridge Lender shall have received a certificate of a senior officer of each Borrower so certifying to the Bridge Lender.

(3)	No Default. No Default or Event of Default shall have occurred and be continuing, and the Bridge Lender shall have received a certificate signed by a senior officer of each Borrower so certifying to the Bridge Lender.

(4)	Factual Matters. The Bridge Lender shall have received evidence of the following:
(a)	Battle Mountain shall have authorized and outstanding an amount of common stock that would be necessary to issue to Bridge Lender in the event all amounts available to be advanced under this Credit Facility were advanced and Bridge Lender exercised its conversion option pursuant to section 2.3 at $.60 per share;

(b)	Battle Mountain is the owner of all of the issued and outstanding shares in the capital of BMGX; and

(c)	no Borrower has created, granted or permitted to remain outstanding any Lien over any of its assets except for Permitted Encumbrances.
(5)	Financial, etc.
(a)	The Bridge Lender shall have received the annual budgets as approved by the respective directors of the Borrowers (and which budgets, for greater certainty, shall be satisfactory to the Bridge Lender as to, inter alia, form and substance).

(b)	The Bridge Lender shall have received the most recent audited consolidated financial statements of Battle Mountain.

(c)	Since the last day of the period covered by the financial statements referred to in (b) there shall have been, in the opinion of the Bridge Lender, no MAE.
(6)	Litigation. There shall be no actions, suits or proceedings (whether or not purportedly on its behalf) pending or threatened against or affecting any Borrower before any court or other judicial or administrative entity which would, if adversely determined, in the opinion of the Bridge Lender constitute, or could reasonably be expected to constitute, an MAE.

(7)	Legality. Since the date hereof, the making, maintenance and funding of the Credit Facility shall not, in the opinion of the Bridge Lender’s counsel, have been made unlawful for the Bridge Lender by any Law, or any change therein, or in the published or unpublished interpretation or application thereof by any Official Body.

(8)	Opinions. With respect to the Initial Advance under this Credit Facility, the Bridge Lender shall have received favourable opinions of counsel to the Borrowers and of the Bridge Lender’s counsel covering such matters as the Bridge Lender shall reasonably request, including as to the Borrowers, the Credit Facility Documents.

(9)	Other. The Bridge Lender shall have received such additional information, certificates, authorizations and documents as the Bridge Lender shall require as well as satisfactory results of final due diligence enquiries as the Bridge Lender may in its absolute discretion require to be conducted by the Bridge Lender or its counsel.
(c)	Conditions to the Advances under the Credit Facility After the Initial Advance. The Borrowers shall not be entitled to request Advances under the Credit Facility from the Bridge Lender unless the conditions precedent set forth in this section

3.1(c) have been satisfied, fulfilled, waived or otherwise met to the satisfaction of the Bridge Lender in a manner and in form and substance satisfactory to the Bridge Lender in its sole discretion:
(1)	Representations and Warranties. All of the representations and warranties contained herein or in any other Credit Facility Document shall be true and correct in all material respects on and as of the date of an Advance as though made on and as of such date and the Bridge Lender shall have received a certificate of a senior officer of each Borrower so certifying to the Bridge Lender.

(2)	Material Adverse Effect. Since the last day of the period covered by the most recent audited consolidated financial statements of Battle Mountain, there shall have been, in the opinion of the Bridge Lender, no MAE.

(3)	No Default. No Default or Event of Default shall have occurred and be continuing, and the Bridge Lender shall have received a certificate signed by a senior officer of each Borrower so certifying to the Bridge Lender.
3.2 Conditions Solely for the Benefit of the Bridge Lender.
All conditions precedent to the entitlement of the Borrowers to the Credit Facility are solely for the benefit of the Bridge Lender, and no other person shall have standing to require satisfaction or fulfilment of any condition precedent or that it be otherwise met and no other person shall be deemed to be a beneficiary of any such condition, any and all of which may be freely waived in whole or in part by the Bridge Lender at any time the Bridge Lender deems it advisable to do so in its sole discretion.
3.3 Final Date.
In the event that the Closing Date does not occur prior to the close of business in Denver on April 2, 2007 (or a later date as agreed by the parties and Macquarie Bank Limited in writing), the Credit Facility shall forthwith cease to be available, without the necessity of any notice to the Borrowers or any other person.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES.
Each of the Borrowers represents and warrants to the Bridge Lender as of the Closing Date and as set forth in this Article 4, acknowledges that the Bridge Lender is relying thereon in entering into this agreement and providing its portion of the Credit Facility, agrees that no investigation at any time made by or on behalf of the Bridge Lender shall diminish in any respect whatsoever its right to rely thereon and agrees that all representations and warranties shall be valid and effective as of the date when given or deemed to have been given and to such extent shall survive the execution and delivery of this agreement and the provision of the Credit Facility.
Each representation and warranty in this agreement will be deemed to be repeated at each of the following times (a “Bringdown Date”) with reference to the facts and circumstances then subsisting, as if made at such time:
(a)	on the last day of each Financial Quarter;

(b)	on the Closing Date; and

(c)	at the time of delivery of any Advance Notice.
4.1 Existence.
It is a corporation duly incorporated and organized and is validly subsisting and in good standing under the laws of its jurisdiction of incorporation is duly qualified as a foreign or extra-provincial corporation, as the case may be, and is in good standing in all jurisdictions where the failure to so qualify constitutes, or could reasonably be expected to constitute, an MAE.
4.2 Corporate Authority.
It has full corporate right, power and authority to enter into, and perform its obligations under, this Credit Facility and each other Credit Facility Document to which it is a party and has full corporate power and authority to own and operate its properties and to carry on its business as now conducted or as contemplated to be conducted.
4.3 Authorization, Governmental Approvals, etc.
The execution and delivery of this agreement and each other Credit Facility Document to which it is or will be a party and the performance by it of its obligations hereunder and thereunder have been duly authorized by all necessary action on its part, and no Permit under any applicable Law or approval under any material contract (including the Material Agreements), and (except for filings with respect to the Security at public offices for the recording of Liens and any steps required to be taken on enforcement of the Security) no registration, qualification, designation, declaration or filing with any Official Body having jurisdiction over it, is necessary therefor or to perfect the same or to preserve the benefit thereof to the Bridge Lender.
4.4 Enforceability.
This agreement has been duly executed and delivered by it and constitutes, and each other Credit Facility Document to which it is or will be party when executed by it will constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar state or federal debtor relief laws from time to time in effect which affect the enforcement of creditors’ rights in general and the availability of equitable remedies.
4.5 No Breach.
The execution and delivery by it of this agreement and each other Credit Facility Document to which it is or will be a party, and the performance by it of its obligations hereunder and thereunder, do not and will not:
(a)	conflict with or result in a breach of any of the terms, conditions or provisions of:
(i)	its organizational documents;

(ii)	any applicable Law;

(iii)	any contractual restriction binding on or affecting it or its properties (including any Material Agreement); or

(iv)	any writ, judgment, injunction, determination or award which is binding on it; or
(b)	result in, or require or permit:
(i)	the imposition of any Lien (other than the Security) on or with respect to any properties now owned or hereafter acquired by it; or

(ii)	the acceleration of the maturity of any of its indebtedness under any contractual provision binding on or affecting it.
4.6 Litigation.
It is not aware of any actions, suits or proceedings (whether or not purportedly on behalf of any Borrower) pending or threatened against or affecting any Borrower before any Official Body which have a material likelihood of being determined adversely to it and, if so adversely determined, constitutes, or could reasonably be expected to constitute, an MAE.
4.7 Compliance.
It is not aware of any basis that it may be, and has not received notice that it is alleged to be, in breach of:

(a)	any Permit or mandatory requirement or directive of any Official Body having jurisdiction relating to its business or assets (including under Environmental Laws); or

(b)	any other Law applicable to its business or assets;
where such breach or alleged breach, if the allegation were proven to be correct, constitutes, or could not reasonably be expected to constitute, an MAE.
4.8 No Default.
No Default or Event of Default has occurred and is continuing.
4.9 Material Agreements.
As of each Bringdown Date:
(a)	each Material Agreement is in full force and effect; and

(b)	all conditions precedent under the Material Agreements have been satisfied or waived.
4.10 Ownership of Assets; Capitalization.
It has good and marketable title to all of its assets and properties, free and clear of all Liens other than Permitted Encumbrances. As of each Bringdown Date, the capitalization of Battle Mountain consists of the number of shares or units, authorized, issued and outstanding, of such classes and series, described on Schedule 4.10.
4.11 Tax Returns.
It has filed all Tax returns which are required to be filed and has paid all Taxes which have become due pursuant to such returns or pursuant to any assessment received by it, except any such Taxes which are being contested in good faith and by proper proceedings and for which adequate reserves have been maintained (and no Liens (except Permitted Encumbrances) have attached).
4.12 Financial Statements.
The unaudited consolidated financial statements of Battle Mountain as of and for the period ended September 30, 2006, copies of which have been delivered to the Bridge Lender, were prepared in accordance with generally accepted accounting principles in the United States and present fairly, as at the date thereof, the consolidated financial position of Battle Mountain, and since September 30, 2006 to the date hereof there has not been (and at the Closing Date there will not have been), any material adverse change in such consolidated financial position. As of each Bringdown Date:

(a)	each of the Borrowers have capital sufficient to carry on their respective business and transactions and all business and transactions in which they are about to engage;

(b)	the realizable value of its assets exceeds its aggregate liabilities; and

(c)	it is able to pay its debts in the normal course.
4.13 MAE.
As of each Bringdown Date, to its knowledge, no event or circumstance has or will have occurred which constitutes, or could reasonably be expected to constitute, an MAE.
4.14 Disclosure.
All information heretofore supplied to the Bridge Lender by or on behalf of any Borrower is, with respect to factual matters, true and correct in all material respects and is, with respect to projections, forecasts and other matters being the subject of opinion, believed on reasonable grounds to be true and correct in all material respects and, to the extent based upon assumptions, such assumptions are believed to be reasonable in the circumstances.
4.16 Immunity.
None of the Borrowers is immune from jurisdiction or prosecution in any court or by any other Official Body.
ARTICLE 5
SECURITY
5.1 Security.
As continuing collateral security for the delivery, payment and performance of the Obligations, each of the Borrowers hereby pledges and assigns to the Bridge Lender and grants to the Bridge Lender (and its agents and designees), a continuing security interest in the Collateral (as defined in the Closing Security Agreement and any other Security Agreements). The priority of Bridge Lender in the Collateral is subject to the terms of the Intercreditor Agreements, except with respect to the RG Priority Property after the RG Priority Date up to the RG Priority Amount (each as defined in the Macquarie Intercreditor Agreement).
5.2 Continued Perfection of Security.
     (1) Upon the consummation of any of the Contemplated Acquisitions (and in no event beyond 15 days from such acquisition), each of the Borrowers shall (i) execute security agreements in form and substance reasonably satisfactory to the Bridge Lender

(such agreements, the “Security Agreements”), (ii) obtain any necessary third party consents and (iii) make any filings necessary under law (in any jurisdiction, domestic or foreign) to grant Bridge Lender a first priority security interest in the RG Priority Property (subject to the terms of the Macquarie Intercreditor Agreement) and any proceeds of the foregoing (it being understood however, that the Bridge Lender shall make all such further filings as it deems necessary, as contemplated by the Closing Security Agreement, or if required by law, the Borrowers shall make such filings). Additionally, the Borrowers agree to establish the Royalty Proceeds Account within 20 days after the Closing Date and simultaneously with the establishment of the Royalty Proceeds Account, each Borrower shall execute a control agreement with respect to such Royalty Proceeds Account for the benefit of Bridge Lender (a “Control Agreement”), it being understood that amounts from the RG Priority Property may not be paid into the Royalty Proceeds Account until after the RG Priority Date.
     (2) In the event that either of the Borrowers shall acquire or form any new subsidiary after the date hereof, such Borrower will cause such new subsidiary within 10 days of the consummation of such acquisition or the formation of such subsidiary to execute a security agreement and such other documents, instruments, or filings as may be necessary to create a security interest in the equity of such new subsidiary and all of the assets of such subsidiary.
     (3) Each Borrower shall at its cost take such action and execute and deliver to the Bridge Lender such agreements, conveyances, deeds, releases and other documents and instruments as the Bridge Lender shall reasonably request for the purpose of establishing, perfecting, preserving and protecting the enforceability of the Security and the Lien thereof, in each case forthwith upon request therefor by the Bridge Lender and in form and substance satisfactory to the Bridge Lender acting reasonably.
ARTICLE 6
COVENANTS
6.1 Affirmative Covenants.
Until the Obligations are paid and satisfied in full, and in addition to any other covenants herein set forth, each Borrower (or, as may be expressly indicated, an individual Borrower) covenants and agrees as follows:
(1)	Corporate Existence. It will do all things necessary to (a) maintain its corporate existence, (b) to carry out its businesses in a proper and efficient manner in like manner as prudent operators of its businesses, including obtaining and maintaining in full force and effect all material Permits required for the conduct of such businesses and (c) maintain its current Royalties and keep such Royalties validly existing, fully registered with the appropriate Official Body and legalized and notarized in the jurisdiction where each such Royalty Asset is located. The Borrowers shall immediately advise the Bridge Lender in writing of any change of its corporate name, place of business, or jurisdiction of domicile, and promptly provide to the Bridge Lender copies of any amendments to the organizational documents of such Borrower.

(2)	Compliance with Laws, etc. It will comply in all material respects with all applicable Laws (including Environmental Laws) and Permits and do all things necessary to obtain, renew and maintain in good standing from time to time all Permits and duly observe all valid requirements of any Official Body, except to the extent failure to do so in the reasonable opinion of the Bridge Lender does not constitute, and could not reasonably be expected to constitute, an MAE.

(3)	Payment of Taxes and Claims. It will file as and when required by applicable Law all Tax returns and pay and discharge before the same shall become delinquent (a) all Taxes imposed upon it or upon its property, and (b) all lawful claims (including claims for labour, materials, supplies or services) which, if unpaid, might become a Lien upon its property, except in each case any such Tax or claim which is being contested in good faith and by proper proceedings and for which adequate reserves have been maintained and no Liens (except Permitted Encumbrances) have attached.

(4)	Keeping of Books and Fiscal Year End. It will keep proper books of record and account, in which full and correct entries shall be made of all financial transactions and its assets and business to permit the preparation of financial statements in accordance with generally accepted accounting principles in the United States. The fiscal year end of each Borrower shall end on December 31st of each year.

(5)	Pay Obligations to Bridge Lender and Perform Other Covenants. The Borrowers will make and effect full and timely payment, delivery and performance of the Obligations, whether now existing or hereafter arising, and each Borrower will duly comply with all the terms and covenants made by or applicable to it contained in each of the Credit Facility Documents, all at the times and places and in the manner set forth therein and, except for the filings by or on behalf of the Bridge Lender as secured party, at all times take all action necessary to maintain the Liens provided for under or pursuant to this agreement and the Security as valid and perfected in the priority detailed in section 5.1 intended to be covered thereby (subject only to Permitted Encumbrances) and supply all information to the Bridge Lender which is reasonably necessary for such maintenance.

(6)	Use of Proceeds of Credit Facility. The Borrowers will use the proceeds of the Credit Facility only for the purposes and in the manner set forth in section 2.1(2).

(7)	Dealings. The Borrowers shall ensure that all dealings with the Bridge Lender with respect to the Credit Facility are conducted by officers and other representatives of the Borrowers duly authorized on their behalf.

(8)	Financial Information. The Borrowers shall deliver to the Bridge Lender:
(a)	within 45 days of the end of each Financial Quarter, the unaudited consolidated financial statements of Battle Mountain and its subsidiaries;

(b)	within 90 days of the end of each Financial Year, the audited consolidated financial statements of Battle Mountain and its subsidiaries, prepared in accordance with GAAP; and

(c)	on or prior to December 31 of each year, the annual budgets as approved by the respective directors of the Borrowers (and which budgets, for greater certainty, shall be subject to the approval of the Bridge Lender as to, inter alia, form and substance).
(9)	Notice; Information. The Borrowers will promptly provide to the Bridge Lender:
(a)	written notice of any Default or Event of Default;

(b)	a copy of all information received by a Borrower from an Operator under or in respect of the Royalties;

(c)	details of any information of which it becomes aware that could reasonably be considered to reflect a material adverse change to the operating or financial condition of any Borrower, Operator or Royalty Asset, including the termination of any Material Agreement and any actual or threatened litigation, arbitration or other proceeding affecting the properties, assets or Royalties of either of the Borrowers;

(d)	written notice of any MAE or event which could reasonably be expected to constitute an MAE;

(e)	following the filing thereof by Battle Mountain, copies of all reports, statements and other material provided to shareholders or (other than on a confidential basis) to any applicable securities regulatory authority (including the Securities and Exchange Commission);

(f)	within 5 Business Days following each Advance, Borrowers shall promptly deliver to the Bridge Lender a certificate signed by an Authorized Representative stating that the last Advance made by Bridge Lender was used in accordance with the terms of this Credit Facility for a Contemplated Acquisition, repayment of the MBL Bridge Facility or for the Gold Facility Prepayments; and

(g)	such other information as the Bridge Lender may reasonably request from time to time.
(10)	Visitation, Inspection, etc. It will permit the Bridge Lender and its representatives and consultants to visit and inspect any of its assets, to examine its books and records and to make copies and take extracts therefrom (as reasonably required), and to discuss its or any affiliate’s affairs, finances and accounts with relevant officers or independent auditors, all at such reasonable times and as often as the Bridge Lender may reasonably request. In any request by or on behalf of a Borrower to any Operator of an Underlying Property to visit such Underlying Property, such Borrower or its agent shall request that a representative of the Bridge Lender be allowed to participate in the visit and such Borrower shall communicate promptly to the Bridge Lender in writing the making of any such request and particulars, in reasonable detail, of any arrangements made with the Operator to visit the applicable Underlying Property pursuant thereto.

(11)	Environmental Indemnity. It will indemnify and hold harmless the Bridge Lender, the Bridge Lender’s affiliates and the respective directors, officers, employees, agents and representatives of the Bridge Lender and such affiliates from and against all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the indemnitees or any of them, directly or indirectly related to or arising out of any breach of any Environmental Law, or any release or the presence of hazardous materials, at any time relating to the assets or the operations of either Borrower; provided that no amount shall be payable under this section 6.1(11) to the extent that same arises out of the gross negligence or wilful misconduct of an indemnified person or a breach by an indemnified person of this agreement. The obligations of the Borrowers under this section 6.1(11) shall survive the payment, delivery and performance of the Obligations.

(12)	Insurance. It will maintain or cause to be maintained with financially sound and reputable insurance companies such insurances with respect to its properties and business against such casualties and contingencies and of such types and in such amounts as is customary in the case of similar businesses and in accordance with prudent industry practices if available on commercial terms.

(13)	Ownership. Battle Mountain shall maintain 100% ownership of all issued and outstanding capital of BMGX, in all such cases on a fully-diluted basis.

(14)	Gold Facility Prepayments; Royalty Proceeds Account. Battle Mountain will use its reasonable best efforts to, subject to the provisions of this Agreement and any other agreements it has with Macquarie Bank Limited, (i) consummate the Initial Gold Facility Prepayments as soon as possible after the Closing Date, but in any event no later than 45 days following the date of the Initial Advance; (ii) take all actions necessary to solicit and facilitate the exercise of common stock warrants issued to third parties, it being understood that the exercise of such Existing Warrants and Options is not within the control of Battle Mountain but lies with such third parties and (iii) consummate the Secondary Gold Facility Prepayment within 3 months of the Initial Advance. Immediately upon making the Gold Facility Prepayments, the Borrowers shall begin and continue to direct proceeds of the Dolores Royalty (and the Interest A Royalty and Interest B Royalty if such royalties have been acquired) to the Royalty Proceeds Account.

(15)	Further Assurances. It will at its cost and expense, upon request of the Bridge Lender, duly execute and deliver, or cause to be duly executed and delivered, to the Bridge Lender such further instruments and do and cause to be done such further acts as may be necessary or proper in the reasonable opinion of the Bridge Lender to carry out more effectually the provisions and purposes of this agreement and the other Credit Facility Documents, including taking the execution and delivery of all registrations, filings or recordings necessary or desirable to preserve, protect or perfect the enforceability and priority of the Liens created by the Security shall have been completed.

(16)	Use of Proceeds of Private Placement. All amounts that represent proceeds from the Private Placement shall be applied in the following order of payment: first, to make the relevant Gold Facility Prepayments in the amount of US$600,000, as applicable, second, to pay Estimated Merger Expenses and the expenses of Battle Mountain associated with this Credit Facility on a pro rata basis and third, notwithstanding the provisions of the Intercreditor Agreements, to make the payments as required by section 2.2(3)(e) hereof.
6.2 Negative Covenants.
Until the Obligations are paid and satisfied in full, and in addition to any other covenants herein set forth, each Borrower (or, as may be expressly indicated, an individual Borrower) covenants and agrees that it will not take any of the actions set forth in this section 6.2 or permit or suffer same to occur without the prior written consent of the Bridge Lender.
(1)	Liens. It will not create or incur any Lien over its assets, other than Permitted Encumbrances.

(2)	Indebtedness. It will not create or incur any Financial Indebtedness, other than Permitted Debt.

(3)	Merger, etc. It will not:
(a)	merge, consolidate or amalgamate with or into another entity;

(b)	enter into a plan of arrangement or other form of corporate structuring with another entity; or

(c)	sell, convey, transfer, lease or otherwise dispose of (in one transaction or a series of transactions) all or substantially all of its assets to any other person or entity;
provided that, the Borrower may consummate the transactions contemplated by the Merger.

(4)	Distribution. Battle Mountain will not effect any Distribution.

(5)	Hedging and Derivative Transactions. It will not enter into any Hedging Arrangement except for such Hedging Obligations as exist as of the Closing Date under the Gold Facility Agreement.

(6)	Business. It will not, without the prior written consent of the Bridge Lender:
(a)	acquire any company, business or material assets, except for the Dolores Royalty, the Interest A Royalty and the Interest B Royalty, unless it is able to so for consideration which is not deemed to be cash or Financial Indebtedness;

(b)	initiate any substantive business activity that is not related to the acquisition or holding of royalty or similar non-operating participation interests in or derived from mining and recovery; or

(c)	establish any new subsidiaries or affiliates, unless new assets dictate the creation thereof.
(7)	Financial Assistance. It will not provide any financial assistance (whether by way of loan, guarantee, indemnity, agreement to acquire indebtedness or assets, or any other similar transaction intended to provide financial assistance) to any other person.

(8)	Sale of Certain Assets. It will not sell, lease, exchange or otherwise dispose of (other than by way of Permitted Encumbrances) any Royalty Assets.

(9)	Amendments to Material Agreements. It will not amend or modify (or permit the modification or amendment of) any material agreement or any organizational document of either of the Borrowers in any respect (including the Material Agreements); provided that the Gold Facility Agreement may be amended without the consent of the Bridge Lender for any reason except for the increase of principal or interest on the amounts due under the Gold Facility Agreement or the acceleration of the amortization of the principal due under the Gold Facility Agreement.

(10)	Transactions with Affiliates. It will not enter into any transactions with any officer, director, shareholders or subsidiaries, other than transactions in the ordinary course of business on terms as favorable as would be obtained by it on a comparable arms-length transaction with an independent, unrelated third party as determined in good faith by the board of directors of the appropriate Borrower.

(11)	Issuance of Securities. From the date of this Agreement until the earlier of: (i) the consummation of the Merger and (ii) the termination of the Merger pursuant to the terms of the Merger Agreement, neither of the Borrowers shall issue any additional capital stock, except as may be required pursuant to the agreements listed on Schedules 5.5(b) and 5.5(c) of the Merger Agreement.
ARTICLE 7
CHANGES IN CIRCUMSTANCES
7.1 Illegality.
     If the enactment of any applicable Law or any change therein or in the interpretation or application thereof by any Official Body or compliance by the Bridge Lender with any guideline, official directive, request or direction (whether or not having the force of Law) of any Official Body hereafter makes it unlawful for the Bridge Lender to make, fund or maintain the Credit Facility or to give effect to its obligations hereunder or under any other Credit Facility Document, the Bridge Lender may by written notice thereof to the Borrowers declare its obligations under this agreement to be terminated, whereupon the same shall forthwith terminate, and the Borrowers shall within the time required by such Law (or at the end of such longer period as the Bridge Lender at its discretion has reasonably agreed) deliver and pay all Obligations to the Bridge Lender.
7.2 Indemnification.
(1)	Matching Funds. The Borrowers shall promptly pay to the Bridge Lender any amounts required to compensate the Bridge Lender for any breakage or similar cost, loss, cost of redeploying funds or other cost or expense suffered or incurred by the Bridge Lender as a result of:
(a)	any payment being made by a Borrower (due to acceleration hereunder or for any other reason (except a prepayment made pursuant to section 2.2(3)) on a day other than the due date applicable thereto;

(b)	a Borrower’s failure to give notice in the manner and at the times required hereunder; or

(c)	the failure of a Borrower to fulfil or honor, before the date specified for the Advance, the applicable conditions set forth in Article 3 or to accept the Advance in the manner and at the time specified in its request therefor.
A certificate, signed by a duly authorized officer of the Bridge Lender, submitted to the Borrowers establishing and supporting the amount necessary to so compensate the Bridge Lender shall be conclusive evidence, absent manifest error, of the amount due from the Borrowers to the Bridge Lender.

(2)	General. The Borrowers agree to indemnify the Bridge Lender and its affiliates, and the directors, officers and employees of each of them, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the indemnitees or any of them, related to or arising out of the transactions contemplated hereunder or under any other Credit Facility Document; provided that no amount shall be payable under this section 7.2(2) to the extent that same arises out of the gross negligence or wilful misconduct of an indemnified person or a breach by an indemnified person of this agreement.
7.3 Taxes, Costs, Etc.
(1)	Gross-Up. Any and all payments by the Borrowers to the Bridge Lender under this agreement or any other Credit Facility Document shall be made free and clear of and without deduction or withholding for Taxes unless such Taxes are required by Law to be deducted or withheld. If a Borrower shall be required by Law to deduct or withhold any Taxes from or in respect of any monies payable hereunder or thereunder:
(a)	the monies payable shall be increased as may be necessary so that after making all required deductions or withholdings (including deductions or withholdings applicable to additional amounts paid under this section) the Bridge Lender receives an amount of monies equal to what it would have received if no deduction or withholding had been made;

(b)	such Borrower shall make such deductions or withholdings; and

(c)	the Borrowers shall pay the full amount deducted or withheld to the relevant taxation or other authority in accordance with applicable Law.
Within 30 days after paying any sum from which it is required by Law to make any deduction or withholding, and within thirty days after the due date of payment of any Tax which it is required by section 7.3(1)(b) to pay, the Borrowers shall deliver to the Bridge Lender an official receipt or other evidence reasonably satisfactory to the Bridge Lender of such deduction, withholding or payment and of the remittance thereof to the relevant Official Body.

(2)	Pay Taxes. The Borrowers shall pay all Taxes which arise from any payment made to the Bridge Lender hereunder or under any other Credit Facility Document or from the execution, delivery or registration of, or otherwise with respect to, this agreement or such other Credit Facility Document; provided that Borrowers shall not be liable for any income taxes due and payable by Bridge Lender as a result of the interest received under this Credit Facility.

(3)	Indemnity. The Borrowers shall indemnify and save harmless the Bridge Lender for the full amount of Taxes (including any Taxes imposed by any jurisdiction on amounts to be delivered or payable under this section) paid by the Bridge Lender and any liability (including penalties, interest and expense) arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally asserted. Payment under this indemnification shall be made within 30 days from the date the Bridge Lender makes written demand therefor. A certificate as to the amount of such Taxes submitted by the Bridge Lender to the Borrowers shall be conclusive evidence, absent manifest error, of the amount due from the Borrowers to the Bridge Lender.

(4)	Survival. Without prejudice to the survival of any other agreement or obligation of the Borrowers hereunder or under any other Credit Facility Document, the obligations of the Borrowers under this section 7.3 shall survive the payment and performance of the Obligations.

(5)	Limitation. The Bridge Lender shall exercise reasonable commercial efforts to limit the incidence of any additional amounts payable under this section 7.3, and the Borrowers shall not be obligated to pay any such amounts to the extent that they arise after the cause of same is rescinded, removed, repealed or withdrawn.

(6)	Effect of Assignment. The Bridge Lender agrees not to assign the Credit Facility, or any portion thereof, to any assignee which would result in the obligations of the Borrowers under section 7.3(1) above becoming more onerous in any material respect (determined immediately after such assignment), including an increase in the amount of the required deductions or withholdings.
7.4 Increased Costs.
     If:
(a)	the enactment or amendment of any Law or any change in the interpretation or application thereof by any Official Body; or

(b)	compliance by the Bridge Lender with any amendment or change to any existing directive, request or requirement (whether or not having the force of Law) of any Official Body or with any new such directive, request or requirement;
shall have the effect of:
(c)	increasing the cost to the Bridge Lender of performing its obligations under this agreement or in respect of the Credit Facility;

(d)	reducing any monies payable to it by or in an amount it deems material (other than a reduction resulting from a higher rate of income or capital Tax or other special Tax relating to the Bridge Lender’s income or capital in general); or

(e)	causing the Bridge Lender to make any payment or to forgo any return on or calculated by reference to any monies payable to it under this agreement or in respect of the Credit Facility;
then the Bridge Lender may give notice to the Borrowers specifying the nature of the event giving rise to such additional cost, reduction, payment or forgone return and the Borrowers shall promptly pay such amounts as the Bridge Lender may specify to be necessary to compensate it for any such additional cost, reduction, payment or forgone return. A certificate, signed by a duly authorized officer of the Bridge Lender establishing and supporting, in reasonable detail, the amount of any such additional cost, reduction, payment or forgone return, submitted in good faith by the Bridge Lender to the Borrowers, shall be conclusive and binding for all purposes absent manifest error.
ARTICLE 8
EVENTS OF DEFAULT
8.1 Events of Default.
Each of the events set forth in this section 8.1 shall constitute an “Event of Default”.
(1)	Payment. A Borrower shall fail to pay to the Bridge Lender monies required to be delivered or paid by the Borrowers hereunder or under any other Credit Facility Document (whether on account of Principal Outstanding, interest, fees, expenses, indemnity or otherwise) and the same shall remain undelivered or unpaid for three Business Days after the due date.

(2)	Representations and Warranties Incorrect. Any of the representations or warranties made or deemed to be made by any Borrower in any Credit Facility Document shall prove to be or have been incorrect in any material respect when made or deemed to be made.

(3)	Failure to Perform Certain Covenants. Other than in respect of those covenants referred to in section 8.1(4), any Borrower shall fail to perform or observe any covenant contained in this agreement or any other Credit Facility Document on its part to be performed or observed or otherwise applicable to it; provided that, if such failure is capable of being remedied, no Event of Default shall have occurred as a result thereof unless and until such failure shall have remained unremedied for seven days after the earlier of (i) written notice thereof has been given to the Borrowers by the

Bridge Lender, and (ii) such time as the relevant Borrower is aware of same.

(4)	Failure to Perform Other Covenants. Any Borrower shall fail to perform or observe any covenant contained in section 6.1(1)(a), 6.1(6) or 6.2 on its part to be performed or observed or otherwise applicable to it.

(5)	Cross-Default. Any event of default shall occur and shall continue after the applicable grace period (if any) specified in any agreement or instrument relating to any indebtedness of any Borrower, other than an event of default as defined in the Gold Facility Agreement.

(6)	Voluntary Events of Bankruptcy. Any Borrower shall:
(a)	apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, administrator, trustee, liquidator or other similar official for itself or for all or any part of its assets;

(b)	generally not pay its debts as such debts become due or admit in writing its inability to pay its debts generally, or declare any general moratorium on its indebtedness;

(c)	institute any proceeding seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, dissolution, winding up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any statute, rule or regulation relating to bankruptcy, insolvency, reorganization, relief or protection of debtors or at common law or in equity; or

(d)	take any corporate action to authorize any of the actions described in this section 8.1(6).
     (7) Involuntary Events of Bankruptcy. Any proceeding against any Borrower:
(a)	has adjudicated it as bankrupt or insolvent;

(b)	has resulted in the liquidation, dissolution, winding-up, reorganization, arrangement, adjustment, protection or relief or composition of it or its debts under any statute, rule or regulation relating to bankruptcy, insolvency, reorganization, relief or protection of debtors, or at common law or in equity; or

(c)	has resulted in the appointment of a receiver, custodian, administrator, trustee, liquidator or other similar official for it or any material part of its assets.
(8)	Execution. All or any material part of the assets of any Borrower are attached, executed, or sequestered upon or become subject to any order of a court or other process and such Borrower shall not discharge the same or provide for its discharge in accordance with its terms, or procure a stay of execution thereof, or in the case of Borrower deposit with the Bridge Lender cash collateral or other security satisfactory to the Bridge Lender in the amount of the claim, within 30 days from the date of entry thereof.

(9)	Judgments. Judgment for the payment of money (unless fully insured) shall be rendered by a court of competent jurisdiction against any Borrower in excess of US$250,000 in the aggregate and such Borrower shall not discharge the same or provide for its discharge in accordance with its terms, or procure a stay of execution thereof, or in the case of a Borrower deposit with the Bridge Lender cash collateral or other security satisfactory to the Lender in the amount of the judgment, within 60 days from the date of entry thereof.

(10)	Unenforceable. Any Credit Facility Document or Material Agreement shall become unenforceable or the Lien of the Security shall cease to rank in priority in the manner contemplated herein or in the Security other than by reason of the direct act or omission of the Bridge Lender.

(11)	Royalty Agreements. Any event or circumstance shall occur:
(a)	which constitutes an event of default (howsoever denominated) under or a breach of any Royalty Agreement by a Borrower; or

(b)	as a result of which any party to a Royalty Agreement (other than a Borrower) shall be permitted to terminate such Royalty Agreement.
(12)	Certain Royalty Agreements. Any event or circumstance shall occur, as a result of which the projects associated with the Dolores Royalty, the Interest A Royalty and the Interest B Royalty have suspended operations for any reason (including care and maintenance) or payments under the relevant Royalty Agreement for a period in excess of 90 days.

(13)	Expropriation. The expropriation, condemnation or taking by eminent domain or similar authority, or by any proceeding or purchase in lieu or anticipation thereof, of any property or asset relating to the Dolores Royalty, the Interest A Royalty and the Interest B Royalty, or any right, title or interest therein, by any Official Body, as a result of which there has been a material impairment of the operation or financial viability of such Dolores Royalty, Interest A Royalty and Interest B Royalty.

(14)	MAE. Either:
(a)	in the opinion of the Bridge Lender, an MAE shall have occurred and be continuing; or

(b)	an event shall occur or circumstance shall be continuing which, in the opinion of the Bridge Lender and with the giving of notice, lapse of time and/or making of any determination of materiality, would constitute an MAE.
(15)	Change of Control. A Change of Control (other than the Merger) shall have occurred.
8.2 Effect.
(1)	General. Upon the occurrence and continuance of an Event of Default, except as provided in section 8.2(2), the Bridge Lender may:
(a)	by notice to the Borrowers cancel all obligations of the Bridge Lender in respect of the Credit Facility; and

(b)	by notice to the Borrowers, subject to the terms of the Intercreditor Agreements and section 2.3, declare the Obligations to be forthwith due and required to be paid and/or delivered, as the case may be, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrowers.
(2)	Specific Defaults. If any Event of Default specified in section 8.1(6) or 8.1(7) shall occur in respect of any Borrower, then all obligations of the Bridge Lender in respect of the Credit Facility shall be automatically cancelled and the Obligations shall become forthwith due and payable, all as if the request and notice specified in each of sections 8.2(1)(a) and (b) had been received and given by the Bridge Lender.

(3)	Enforcement. Upon the occurrence of an Event of Default and acceleration of any of the Obligations and subject to section 2.3, the Bridge Lender may commence such legal action or proceedings as it may deem expedient, including exercising and enforcing its rights and remedies under the Security, all without any additional notice, presentation, demand, protest, notice of dishonor, entering into of possession of any property or assets, or any other action, notice of all of which the Borrowers hereby expressly waive. The rights and remedies of the Bridge Lender hereunder and under the other Credit Facility Documents are cumulative and are in addition to and not in substitution for any other rights or remedies provided by Law.
ARTICLE 9
MISCELLANEOUS
9.1 Records.
The Principal Outstanding and the unpaid interest comprised therein shall at all times be ascertained from the records of the Bridge Lender, which shall be conclusive absent manifest error.
9.2 Amendments, etc.
No amendment or waiver of any provision of this agreement or of any other Credit Facility Document, nor any consent to any departure by any Borrower or other person herefrom or therefrom, shall in any event be effective unless the same shall be in writing and signed by the Bridge Lender, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.
9.3 Notices, etc.
Subject to section 2.1(3)(b), any and all notices or other communications required or permitted pursuant to this agreement shall be in writing and shall be personally delivered by courier or faxed to the addressee at the address referred to below, in which case such notice or other communication shall conclusively be deemed to have been given to the addressee thereof on the day upon which it was delivered or received by fax if delivered or received prior to the relevant time on such day (or on the next Business Day if received after the relevant time or if received on a day that is not a Business Day). For this purpose, the “relevant time” shall be 3:00 p.m. (Denver time). The addresses referred to above for the Borrowers and the Bridge Lender are as follows:
to any Borrower:
One East Liberty Street
Sixth Floor, Suite 9
Reno, Nevada 89504
Attention: Mark Kucher
Fax No.: (775) 686-6066
to the Bridge Lender:
1660 Wynkoop St, Suite 1000
Denver, CO 80202
Attention: General Counsel
Telephone: (303) 573-1660
Fax No.: (303) 595-9385

Each party may change its address for service by written notice, given in the manner provided above, to the other parties and such change shall be effective upon the date the notice shall be deemed to be received.
9.4 No Waiver; Remedies.
No failure on the part of the Bridge Lender to exercise, and no delay in exercising, any right under any Credit Facility Document shall operate as a waiver thereof, nor shall any single or partial exercise of any right under any Credit Facility Document preclude any other or further exercise thereof or the exercise of any other right. The remedies herein and therein provided are cumulative and not exclusive of any remedies provided by Law.
9.5 Expenses.
Each party to this Credit Facility shall be liable for their own costs and expenses incurred in connection with the documentation and establishment of this Credit Facility.
9.6 [Intentionally Omitted.]
9.7 Governing Law.
(1)	Governing Law. This agreement shall be governed by and construed in accordance with the internal laws of the State of Nevada.

(2)	Submission to Jurisdiction. Each party hereby irrevocably submits to the jurisdiction of the courts of State of Nevada and Colorado in any action or proceeding arising out of or relating to this agreement and hereby irrevocably agrees that all claims in respect of any such action or proceeding may be heard and determined in such courts. Each party hereby irrevocably waives, to the fullest extent it may effectively do so, the defence of an inconvenient forum to the maintenance of such action or proceeding. Each party agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(3)	Non-Exclusive. Nothing in this section 9.7 shall affect the right of any party to serve legal process in any other manner permitted by Law or affect the right of a party to bring any action or proceeding against another party or its property in the courts of other jurisdictions.

(4)	Trial by Jury. Each of the parties hereto, to the fullest extent permitted by Law, hereby waives its rights to a trial by jury.

9.8 Successors and Assigns.
(1)	Effectiveness. This agreement shall become effective when it shall have been executed by the Borrowers and the Bridge Lender and thereafter shall be binding upon and enure to the benefit of each such party, its successors and permitted assigns.

(2)	Borrowers not to Assign. No Borrower shall have the right to assign its rights or obligations hereunder or any interest herein without the prior written consent of the Bridge Lender, which consent may be arbitrarily withheld.

(3)	Assignments. Subject to section 7.3(6), the Bridge Lender may assign (including by way of syndication or participation) all or any part of its interest in the Credit Facility to one or more persons (each an “Assignee") and, to the extent of any such assignment (unless otherwise stated therein), the assignee shall have the same rights and benefits hereunder and under the other Credit Facility Documents as it would have if it were the Bridge Lender hereunder.

(4)	Assumption. In order to effect an assignment contemplated by section 9.8(3), the Bridge Lender shall deliver to the Borrowers (at the Bridge Lender’s cost but exclusive of the fees of the Borrowers’ counsel) an agreement by which the Assignee assumes the obligations and agrees to be bound by all the terms and conditions of this agreement, all as if such Assignee had been an original party hereto. Upon any such assignment and such assumption of the obligations of the Bridge Lender by such Assignee, the Bridge Lender and the Borrowers shall be mutually released from their respective obligations hereunder to the extent of such assignment and assumption and shall thenceforth have no liability or obligations to each other to such extent, except in respect of actions taken or matters which have arisen prior to such assignment.
9.9 Conflict.
In the event of a conflict between the provisions of this agreement and the provisions of any other Credit Facility Document, the provisions of this Credit Facility shall prevail.
9.10 Severability.
The provisions of this agreement are intended to be severable. If any provision of this agreement shall be held invalid or unenforceable in whole or in part in any jurisdiction,

such provision shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without in any manner affecting the validity or enforceability thereof in any other jurisdiction or the remaining provisions hereof in any jurisdiction.
9.11 Prior Understandings.
This agreement supersedes all prior understandings and agreements, whether written or oral, among the parties relating to the transactions provided for herein, including that certain US$20 Million Bridge Loan Term Sheet, dated February 28, 2007 between the Borrowers and the Bridge Lender.
9.12 Time of Essence.
Time shall be of the essence hereof.
9.13 Counterparts.
This agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute one and the same instrument, and may be delivered by a party by facsimile or similar means of recorded communication.
(execution page follows)

IN WITNESS WHEREOF the parties have caused this agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

BORROWERS:

BATTLE MOUNTAIN GOLD EXPLORATION CORP.

By:	/s/ Mark Kucher

Name:	Mark Kucher
Title:	Chairman, Chief Executive Officer and President

BMGX (BARBADOS) CORPORATION

By:	/s/ Mark Kucher

Name:	Mark Kucher
Title:	Chairman, Chief Executive Officer and President

BRIDGE LENDER:

ROYAL GOLD, INC.

By:	/s/ Tony Jensen

Name:	Tony Jensen
Title:	President and Chief Executive Officer
Signature Page to Bridge Finance Facility Agreement